As filed with the Securities and Exchange Commission on June 11, 2008
File Nos. 033-11495; 811-04989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION TO RULE 18f-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

VOYAGEUR MUTUAL FUNDS II
(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company (“Registrant”) hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Philadelphia and the state of Pennsylvania on the 11th day of June, 2008.

Signature: VOYAGEUR MUTUAL FUNDS II, on
behalf of its Series

                                                                                              By: /s/ Cori E. Daggett
                                                                                                     Cori E. Daggett
                                                                                                     Vice President, Associate General Counsel,
                                                                                                     Assistant Secretary

Attest: /s/ David F. Connor
David F. Connor
Vice President, Deputy General Counsel,
Secretary